UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALPHATEC HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02081G 10 2

(CUSIP Number)

HealthpointCapital Partners II, L.P.

505 Park Avenue

12th Floor

New York, NY 10022

Copy to:

Michael L. Fantozzi, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

SCHEDULE 13D

13D

CUSIP No. 02081G 10 2

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthpointCapital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 2,750,000 shares
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 2,750,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%[1]
14	TYPE OF REPORTING PERSON (See Instructions) PN

[1]

The percentage ownership was calculated on the basis of 45,341,870 shares of Common Stock outstanding after the completion of the offering described in Item 3, as described in Alphatec’s final prospectus supplement filed with the SEC on September 21, 2007.

Page 2 of 10 pages

SCHEDULE 13D

13D

CUSIP No. 02081G 10 2

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HGP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 2,750,000 shares
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 2,750,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%[2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[2]	See Footnote 1.

Page 3 of 10 pages

SCHEDULE 13D

13D

CUSIP No. 02081G 10 2

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mortimer Berkowitz III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,200 shares[3]
8 SHARED VOTING POWER 16,094,639 shares
9 SOLE DISPOSITIVE POWER 6,200 shares[4]
10 SHARED DISPOSITIVE POWER 16,094,639 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,100,839 shares[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.51%[6]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Consists of shares owned by Mortimer Berkowitz III and includes shares owned by his wife, Amelia M. Berkowitz.

[4]	See Footnote 3.

[5]

Consists of 13,344,639 shares owned by HealthpointCapital Partners, L.P. and 2,750,000 shares owned by HealthpointCapital Partners II, L.P. The Reporting Person is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P. The Reporting Person is a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. The Reporting Person disclaims beneficial ownership of such shares except as to the extent of his pecuniary interest in such shares.

[6]	See Footnote 1.

Page 4 of 10 pages

SCHEDULE 13D

13D

CUSIP No. 02081G 10 2

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. Foster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 181,300 shares[7]
8 SHARED VOTING POWER 16,094,639 shares
9 SOLE DISPOSITIVE POWER 181,300 shares[8]
10 SHARED DISPOSITIVE POWER 16,094,639 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,275,939 shares[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.90%[10]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[7]

Consists of shares owned by John H. Foster and includes 30,400 shares owned by John H. Foster, trustee u/w of Virginia C. Foster. The Reporting Person is a trustee and the principal beneficiary of such trust.

[8]	See Footnote 7.

[9]

Consists of 13,344,639 shares owned by HealthpointCapital Partners, L.P. and 2,750,000 shares owned by HealthpointCapital Partners II, L.P. The Reporting Person is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P. The Reporting Person is a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. The Reporting Person disclaims beneficial ownership of such shares except as to the extent of his pecuniary interest in such shares.

[10]	See Footnote 1.

Page 5 of 10 pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Alphatec Holdings, Inc., a Delaware corporation (“Alphatec”). Alphatec’s principal executive offices are located at 2051 Palomar Airport Road, Carlsbad, CA 92011.

Item 2.	Identity and Background

HealthpointCapital Partners II, L.P.

(a) This Schedule 13D is being filed on behalf of HealthpointCapital Partners II, L.P., a Delaware limited partnership.

(b) The business address of HealthpointCapital Partners II, L.P. is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) The principal business of HealthpointCapital Partners II, L.P. is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HealthpointCapital Partners II, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital Partners II, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HGP II, LLC

(a) This Schedule 13D is being filed on behalf of HGP II, LLC, a Delaware limited liability company.

(b) The business address of HGP II, LLC is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) HGP II, LLC is the general partner of HealthpointCapital Partners II, L.P., whose principal business is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HGP II, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HGP II, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

Mortimer Berkowitz III

(a) This Schedule 13D is being filed on behalf of Mortimer Berkowitz III.

(b) His business address is c/o HealthpointCapital Partners II, L.P., 505 Park Avenue, 12th Floor, New York, NY 10022.

Page 6 of 10 pages

(c) Mortimer Berkowitz III is a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. In addition, Mortimer Berkowitz III is a member of the board of directors of Alphatec.

(d) During the past five years, Mortimer Berkowitz III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mortimer Berkowitz III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mortimer Berkowitz III is a citizen of the United States.

John H. Foster

(a) This Schedule 13D is being filed on behalf of John H. Foster.

(b) His business address is c/o HealthpointCapital Partners II, L.P., 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) John H. Foster is a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. In addition, John H. Foster is a member of the board of directors of Alphatec.

(d) During the past five years, John H. Foster has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, John H. Foster has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) John H. Foster is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The 2,750,000 shares of Common Stock were acquired by HealthpointCapital Partners II, L.P. directly from Alphatec at a price $3.45 per share, in connection with a firm commitment underwritten public offering of an aggregate of 10,000,000 shares of the Common Stock, $.0001 par value, of Alphatec that Alphatec completed on September 26, 2007. HealthpointCapital Partners II, L.P. used its working capital in acquiring the 2,750,000 shares of Common Stock.

Item 4.	Purpose of Transaction

The information contained in Item 3 is incorporated herein by reference.

The Reporting Persons acquired the shares of Common Stock for investment purposes.

Page 7 of 10 pages

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 is incorporated herein by this reference.

(a)-(b)

Amount beneficially owned:

HealthpointCapital Partners II, L.P. HGP II, LLC Mortimer Berkowitz III John H. Foster	2,750,000 shares 2,750,000 shares 16,100,839 shares[11] 16,275,939 shares[12]

Percent of class: (The percentage ownership was calculated on the basis of 45,341,870 shares of Common Stock outstanding after the completion of the offering described in Item 3, as described in Alphatec’s final prospectus supplement filed with the SEC on September 21, 2007.)

HealthpointCapital Partners II, L.P. HGP II, LLC Mortimer Berkowitz III John H. Foster	6.07% 6.07% 35.51% 35.90%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

HealthpointCapital Partners II, L.P. HGP II, LLC Mortimer Berkowitz III John H. Foster	0 shares 0 shares 6,200 shares[13] 181,300 shares[14]

(ii)	Shared power to vote or to direct the vote:

HealthpointCapital Partners II, L.P. HGP II, LLC Mortimer Berkowitz III John H. Foster	2,750,000 shares 2,750,000 shares 16,094,639 shares 16,094,639 shares

(iii)	Sole power to dispose or to direct the disposition of:

HealthpointCapital Partners II, L.P. HGP II, LLC Mortimer Berkowitz III John H. Foster	0 shares 0 shares 6,200 shares[15] 181,300 shares[16]

[11]	See Footnote 5.

[12]	See Footnote 9.

[13]	See Footnote 3.

[14]	See Footnote 7.

[15]	See Footnote 4.

[16]	See Footnote 8.

Page 8 of 10 pages

(iv)	Shared power to dispose or to direct the disposition of:

HealthpointCapital Partners II, L.P. HGP II, LLC Mortimer Berkowitz III John H. Foster	2,750,000 shares 2,750,000 shares 16,094,639 shares 16,094,639 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 2 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Joint Filing Agreement, dated as of October 10, 2007, by and among Mortimer Berkowitz III, John H. Foster, HGP II, LLC and HealthpointCapital Partners II, L.P.

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2007	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III

Date: October 15, 2007	By:	/s/ John H. Foster
John H. Foster

Date: October 15, 2007		HGP II, LLC

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III
Managing Member

Date: October 15, 2007		HealthpointCapital Partners II, L.P.
HGP II, LLC, Its General Partner

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III
Managing Member

Page 10 of 10 pages

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of October 10, 2007, is by and among Mortimer Berkowitz III., John H. Foster, HGP II, LLC and HealthpointCapital Partners II, L.P. (collectively, the “HealthpointCapital II Filers”).

Each of the HealthpointCapital II Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to shares of Common Stock, par value $0.0001 per share, of Alphatec Holdings, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the HealthpointCapital II Filers hereby agree to file a single statement on Schedule 13D (and any amendments thereto) on behalf of each of the HealthpointCapital II Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the HealthpointCapital II Filers upon seven days prior written notice or such lesser period of notice as the HealthpointCapital II Filers may mutually agree.

Executed and delivered as of the date first above written.

Date: October 10, 2007	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III

Date: October 10, 2007	By:	/s/ John H. Foster
John H. Foster

Date: October 10, 2007		HGP II, LLC

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III
Managing Member

Date: October 10, 2007		HealthpointCapital Partners II, L.P.
HGP II, LLC, Its General Partner

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III Managing Member